

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 7, 2012

Stewart D. Gregg, Esquire
Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

　　　Re:　　Allianz Life Insurance Company of North America
　　　　　　Alliance Life Variable Account B
　　　　　　Allianz Life Insurance Company of New York
　　　　　　Allianz Life of NY Variable Account C
　　　　　　Initial Registration Statements on Form N-4
　　　　　　File Numbers: 333-180720 and 333-180722

Dear Mr. Gregg:

　　　The staff has reviewed the above-referenced registration statements, which the Commission received on April 13, 2012.　Based on your representation that the New York version (333-180722) is substantially the same as the national version, we based our review and comments on the national version (333-180720).　The comments below apply to both filings as applicable.

1.　Cover
　　　(a)Please revise as a new paragraph the last sentence of the fifth paragraph
　　　as follows: "All guarantees under the Contract are the obligations of Allianz Life
　　　and are subject to the claims paying ability of Allianz Life."　This sentence
　　　should also be in bold for emphasis.
　　　(b)Please identify in the list of investment options which funds are available
　　　for each account option.

2.　Fee Table and Examples (Pages 8-9)
　　　(a) Please provide in a pre-effective amendment all missing fee and expense information in
　　　the tables and expense examples.
　　　(b) Please explain why the Examples do not reflect the maximum fee for the Heritage
　　　Account option since it is the most expensive optional benefit that may be selected.

3.　The Variable Annuity Contract (Pages 9-11)
　　　(a) Please provide a more detailed discussion of the benefits and risks associated with each
　　　account and describe the type of investor to whom each optional benefit is targeted.　For

example, it is not clear why an investor would choose the Heritage Account over the Portfolio Choice Account.   Also, what is the difference between the death benefit offered by the Heritage Account and the Retirement Protection Account?
(b) Please provide a better discussion of the different phases and the impact of deferring allocations to the different accounts.
(c) Please separate the disclosure of the withdrawal restrictions described in the seventh paragraph by account.

4. Heritage Account Fee(Page 34)
Please add in the first paragraph that the Heritage Account Fee is calculated based on the Heritage Account Base.

5. Benefit Base (Page 40)
Please explain why an investor would elect to transfer the total Retirement Account Value under any circumstances other than annuitization.

6. Calculating Your Annuity Payments (Pages 44-45)
Please add in the last sentence of this section that the dollar amount of Annuity Payments remains fixed during the entire annuity payout option period selected.

7. Spousal Continuation (Page 49)
Please clarify the benefit calculation formula for increasing the spousal benefit.

8. Financial Statements, Exhibits, and Other Information
Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

9. Tandy Comment
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to

delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

- the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products